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August 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Attention:	Eranga Dias
Erin Purnell

Re:	SRIVARU Holding Ltd
Amendment No. 1 to Registration Statement on Form F-4
Filed July 7, 2023
File No. 333-272717

Dear Mr. Dias and Ms. Purnell:

On behalf of SRIVARU Holding Ltd (“SVH”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 2 (the “Amendment No. 2”) to the Registrant’s above-referenced Amendment No. 1 filed July 7, 2023 (“Amendment No. 1”), to its Registration Statement on Form F-4 (the “Registration Statement”). This letter and Amendment No. 2 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated July 18, 2023 (the “Comment Letter”), regarding Amendment No. 1, and certain other updated information. Because one of the items in the Comment Letter pertain to information regarding Mobiv Acquisition Corp (“MOBV”), we have included MOBV’s response in-line below. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of the Registration Statement marked to indicate the changes from Amendment No. 1.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment.

Amendment No. 1 to F-4

Material Tax Considerations

Material U.S. Federal Income Tax Considerations

Effects of the Merger, page 128

1.	We note that you have filed a short form tax opinion as Exhibit 8.1 which states that the discussion in this section is the opinion of tax counsel. Please revise your disclosure here to state that the discussion reflects the opinion of counsel. We note also your disclosure in this section that no assurance can be given that the merger qualifies as a reorganization. Since Exhibit 8.1 states that this discussion constitutes the opinion of counsel, please have counsel provide an opinion as to the material tax consequences of the merger. If there is uncertainty regarding the tax treatment of the transactions, counsel may make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Refer to Sections III.B.2 and III.C of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, MOBV and its legal counsel advises the Staff that they have further reviewed the disclosure in Amendment No. 2 under the heading “Material U.S. Federal Income Tax Considerations—Effects of the Merger” and Exhibit 8.1 in light of the Staff’s comment and the guidance provided by Staff Legal Bulletin No. 19. Upon further reflection, MOBV respectfully submits that it believes that, based on the grounds set forth below, pursuant to Staff Legal Bulletin No. 19, there is no requirement to file a tax opinion as an exhibit to the Registration Statement and has removed Exhibit 8.1 from Amendment No. 2.

Section III.A.1. of Staff Legal Bulletin 19 provides, in relevant parts, that Item 601(b) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added).

Because the disclosure in the Registration Statement does not contain a representation as to the Intended Tax Treatment (as defined below) and provides that MOBV’s counsel is unable to opine on or provide other assurance as to the qualification of the Merger as a reorganization, MOBV believes that the requirements with respect to a tax opinion (either in the long-form or the short-form) or with respect to the disclosure, as set forth in Section III of Staff Legal Bulletin 19, do not apply to the Registration Statement or its amendments.

While the Company and MOBV intend that, for U.S. federal income tax purposes, the Merger contemplated by the Merger Agreement qualifies as a “reorganization” within the meaning of Section 368(a) (“Section 368”) of the Internal Revenue Code, as amended (the “Code”) (the “Intended Tax Treatment”), due to inherent uncertainty in the application of certain technical requirements of Section 368 to the specific facts of the transaction, the Merger may not qualify for the Intended Tax Treatment. In particular, the disclosure, as currently drafted, states that to qualify as a reorganization, a transaction must satisfy certain requirements, including that the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business (in each case, within the meaning of Treasury regulations Section 1.368-1(d)). The disclosure, as currently drafted, further states that, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as MOBV, the qualification of the Merger as a reorganization is not free from doubt.

Additionally, as stated in the disclosure as currently drafted, the closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify as a reorganization, and neither MOBV nor the Company intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. Consequently, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain such a challenge by the IRS. Based on the above, MOBV submits that neither MOBV nor any other party to the Merger makes any representations or provides any assurances regarding the tax treatment of the Merger in the Registration Statement or its amendments.

Item 21. Exhibits and Financial Statement Schedules Exhibit 5.1, page II-2

2.	Please have counsel remove the assumption in paragraph 6 since the staff considers it inappropriate for counsel assume any of the material facts underlying the opinion, including that the company has sufficient authorized shares. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and informs the Staff that Exhibit 5.1 has been revised to remove the assumption in paragraph 6.

We hope that the foregoing has been helpful to the Staff’s understanding of SVH’s disclosure and that the disclosure modifications in the Registration Statement are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours,

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Ltd)
Lee McIntyre (Norton Rose Fulbright US LLP)